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                                September 29,1995



Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-001

William J. Wade, Esq.
Richards, Layton & Finger
One Rodney Square
920 King Street
Wilmington, Delaware 19801

          Re:  INDEMNIFICATION LETTER AGREEMENT

Dear Ladies and Gentlemen:

          For and in consideration of your agreement to serve as the collateral agents under the Amended and Restated Collateral and Security Agreement, dated as of September 29, 1995 (the "Security Agreement"), and other Collateral Documents, the undersigned, Mortgage and Realty Trust, a Maryland real estate investment trust (the "Company"), does hereby agree to indemnify and hold harmless Wilmington Trust Company, as corporate collateral agent, and William J. Wade, as individual collateral agent (collectively, the Collateral Agents) against any and all losses, liabilities or expenses incurred by either of them arising out of or in connection with the acceptance or administration of their duties under the Security Agreement or the other Collateral Documents without gross negligence or bad faith on his or its part, including, but not limited to, all losses, liabilities or expenses arising in connection with the Release or presence of any Hazardous Substance at or from the Real Estate whether foreseeable or unforeseeable, regardless of the source of such Release or when such Release occurred or such presence is discovered. The foregoing indemnity includes,


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September 29, 1995
Page 2



without limitation, all costs of removal, Remedial Action, remediation of any kind, and disposal of such Hazardous Substances (whether or not such Hazardous Substances may be legally allowed to remain in the Real Estate if removal or remediation is prudent), after a Foreclosure Action, the cost of determining whether the Real Estate that was the subject of the Foreclosure Action is in compliance and causing such Real Estate to be in compliance with all applicable Environmental Laws, and the Collateral Agents' reasonable attorneys' and consultants' fees and court costs related thereto. The Collateral Agents shall notify the Company promptly of any claim for which he or it may seek indemnity. Failure by the Collateral Agents to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Collateral Agents shall cooperate in the defense. The Collateral Agents may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld. The obligations of the Company under this Indemnification Letter Agreement shall survive the satisfaction and discharge of the Security Agreement.

          Capitalized items used herein without specific definition shall have the respective meanings set forth in the Security Agreement. This Indemnification Letter Agreement shall be governed by, and construed and interpreted in accordance with, the applicable law and jurisdiction set forth in
Section 9.05 of the Security Agreement.

          In witness whereof, the undersigned has executed this Indemnification Letter Agreement as of September 29, 1995

                                   Mortgage and Realty Trust



                                   /s/ Daniel F. Hennessey
                                   --------------------------
                                   By:  Daniel F. Hennessey
                                   Its: Treasurer and C.F.O.